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December 17, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Schwab Capital Trust Post-Effective Amendment No. 130 to Registration Statement on Form N-1A
(File Nos. 33-62470 and 811-7704)

Ladies and Gentlemen:

Our client, Schwab Capital Trust (the “Trust”), has enclosed, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), Post-Effective Amendment (“PEA”) No. 130 to the Trust’s registration statement on Form N-1A, together with all Exhibits thereto (“Registration Statement”), under the Securities Act and Amendment No. 131 to the Registration Statement under the Investment Company Act of 1940, as amended (“1940 Act”). This filing is being made for the purpose of incorporating certain changes to the Laudus Small-Cap MarketMasters Fund and the Laudus International MarketMasters Fund (together, the “Funds”), and to reflect the replacement of an investment manager for the Laudus Small-Cap MarketMasters Fund.

As counsel to the Trust, we hereby request, in reliance upon Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), that this PEA No. 130 receive selective review from the Securities and Exchange Commission and its staff of the changes to the Funds contained herein, because the additional disclosures set forth in this PEA No. 130 are “not substantially different”1 from the disclosures that the Trust previously filed in PEA No. 126 to the Trust’s registration statement on Form N-1A (Accession No. 0001193125-13-076387).

Please contact Stephen Cohen at (202) 261-3304 or me at (202) 261-3305 with any questions or comments.

Sincerely,

/s/ Douglas P. Dick

Douglas P. Dick

[1]	See Investment Company Act Rel. No. 13768.